UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Callaway Golf Company

(Exact name of registrant as specified in its charter)

Delaware	1-10962	95-3797580
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2180 Rutherford Road, Carlsbad, CA 92008
(Address of principal executive offices)

Brian P. Lynch,
Senior Vice President, General Counsel & Corporate Secretary, and
Interim Chief Financial Officer
(760) 804-4056
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Determination
Callaway Golf Company (“Callaway”) conducted a good faith, reasonable country of origin inquiry with respect to columbite-tantalite (coltan), cassiterite, gold, wolframite and their derivatives, which are limited to tantalum, tin, and tungsten (“Conflict Minerals”), that may be considered necessary to the functionality or production of products that Callaway manufactures or contracts to manufacture for the 2016 reporting period (the “Covered Conflict Minerals”). Callaway’s inquiry, as described below, was reasonably designed to determine whether the Covered Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or are from recycled or scrap sources. Based on the results of that inquiry, Callaway has no reason to believe that the Covered Conflict Minerals described in this Form SD originated in the Covered Countries. Therefore, Callaway is not required to provide a Conflict Minerals Report with respect to the Covered Conflict Minerals.
Description of Reasonable Country of Origin Inquiry
As stated in Callaway’s “Conflict Minerals Policy”, which is available under the Legal/Corporate Responsibility section of the callawaygolf.com website, Callaway is committed to responsible sourcing of materials for its products. In this regard, Callaway opposes having in its products, Conflict Minerals that directly or indirectly finance or benefit armed groups in the Covered Countries. It is Callaway’s goal that its products be “DRC Conflict Free.” Callaway’s Conflict Minerals Policy assigns responsibility and provides a framework for its efforts to achieve this goal.
Callaway communicates its policies and expectations with respect to the sourcing of Conflict Minerals to suppliers in a number of ways. New suppliers are informed of Callaway’s policies as part of the supplier on-boarding process. Callaway also adopted a Conflict Minerals Procedure that establishes the protocol followed to survey the supply chain of Conflict Minerals in Callaway products. The Procedure involves first determining if Covered Conflict Minerals are contained in a Callaway product, and then conducting a country of origin inquiry with respect to those minerals utilizing a Conflict-Free Sourcing Initiative’s (“CFSI”) Conflict Minerals Reporting Template.
Building on the Country of Origin Inquiry Callaway reported in previous years, Callaway further refined its focus by specifying the suppliers providing Conflict Minerals to downstream factories. Specified suppliers were evaluated and approved based on their use of approved smelters that are registered with the Conflict Free Smelter Program.
Results of Reasonable Country of Origin Inquiry
Based on Callaway’s reasonable country of origin inquiry, Callaway has no reason to believe that the Covered Conflict Minerals described in this Form SD originated in the Covered Countries. In this regard, suppliers generally indicated that the Covered Conflict Minerals (tin and tungsten) in their supply chains are sourced from outside the Covered Countries, primarily from sources local to their manufacturing operations in China, and none indicated that the Covered Conflict Minerals originated in the Covered Countries.
Conflict Minerals Disclosure
The Form SD filed for the calendar year ended December 31, 2016 is available at www.callawaygolf.com/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CALLAWAY GOLF COMPANY
(Registrant)

By: /s/ Brian P. Lynch                                Date: May 16, 2017
Senior Vice President,
General Counsel & Corporate Secretary, and
Interim Chief Financial Officer